As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Rule 13e-4)

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUEST SOFTWARE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, No Par Value

(Title of Class of Securities)

74834T103

(CUSIP Number of Class of Securities of Underlying Common Stock)

J. Michael Vaughn

Vice President and General Counsel

Quest Software, Inc.

5 Polaris Way

Aliso Viejo, California 92656

(949) 754-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Nancy H. Wojtas, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,025,180	$118.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 766,026 shares of common stock of Quest Software, Inc. having an aggregate value of $3,025,180 as of May 30, 2008 will be amended or replaced pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of May 30, 2008.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $118.89	Filing Party: Quest Software, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: June 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

(Amendment No. 3)

CUSIP No. 74834T103

This Amendment No. 3 to Schedule TO amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed by Quest Software, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2008, as amended and supplemented by Amendment No. 1 to the Schedule TO, filed with the SEC on June 9, 2008, and Amendment No. 2 to the Schedule TO, filed with the SEC on June 16, 2008, in connection with the Company’s offer (the “Offer”) to amend and, if applicable, replace, certain outstanding options to purchase common stock granted under the Company’s 1999 Stock Incentive Plan or 2001 Stock Incentive Plan, upon the terms and conditions set forth in the Offer to Amend or Replace Eligible Options and the accompanying Election Form and other exhibits thereto (collectively, the “Offer Documents”). The information in the Offer Documents is hereby expressly incorporated into this Amendment No. 3 by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 3 is filed solely to report the results of the Offer in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby and by Amendment No. 1 and Amendment No. 2, all terms of the Offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4(a) of this Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 11:59 p.m. Pacific Daylight Time, on Friday, June 27, 2008. Pursuant to the Offer, (i) we accepted an aggregate of 744,516 Eligible Options to be amended, and where applicable, cancelled and replaced; and (ii) we cancelled an aggregate of 199,991 of the tendered Eligible Options and granted New Options in replacement thereof that are identical in all material respects to the cancelled options but with a new exercise price determined according to the terms of the Offer. Participants that tendered Eligible Options are now eligible to receive special cash bonuses in the aggregate amount of approximately $1,457,599 to compensate for the higher exercise prices now in effect for their Amended Options. The closing price per share of our common stock on the Expiration Date, as reported by the Nasdaq Global Select Market, was $14.93.

We will send via email to each Eligible Optionee a Final Election Confirmation Statement, substantially in the form of Exhibit 99.(a)(1)(F) or Exhibit 99.(a)(1)(G), as applicable, to the Schedule TO, confirming each such Eligible Optionee’s final elections with respect to his or her Eligible Options.

SCHEDULE TO

(Amendment No. 3)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2008

QUEST SOFTWARE, INC.

By:	/s/ Scott J. Davidson
Scott J. Davidson, Senior Vice President And Chief Financial Officer